Exhibit 99.2

SUZANO S.A.

Publicly Held Company

Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.          Date, Time and Place: The Board of Directors of Suzano S.A. (“Company”) convened on February 12, 2020, at 11:30 a.m., at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.          Attendance: the following Directors attended the meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director). The following members of the Company’s Audit Board were also present: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes, along with Ms. Ana Paula Pessoa, also as Coordinator of the Statutory Audit Committee (“CAE”), the following representative of PricewaterhouseCoopers Auditores Independentes (“PwC”) – Company’s independent auditors – Mr. José Vital Pessoa Monteiro Filho, and Mr. Walter Schalka, CEO of the Company.

3.          Chairman and Secretary: The meeting was chaired by Mr. David Feffer, who invited Mr. Vitor Tumonis to act as secretary.

4.          Agenda: To issue an opinion on the Management Report, the separate and consolidated Financial Statements of the Company and its corresponding Notes, all referring to the fiscal year ended on December 31, 2019, accompanied by the unqualified report of the independent auditors.

5.          Minutes in summary form: The Directors unanimously approved the drawing up of these minutes in summary form, and waived the reading of the documents of the agenda as they were already aware of them.

6.         Decisions on the Agenda: The Directors attending to the Meeting, unanimously and without restrictions, (i) expressed a favorable opinion on the Management Report, the separate and consolidated Financial Statements of the Company and its corresponding Notes, all referring to the fiscal year ended on December 31, 2019, considering also the unqualified report of the independent auditors and the favorable opinion of the Statutory Audit Committee regarding this subject; (ii) authorized the corresponding disclosure of these documents in accordance with the applicable regulations and legislation; and (iii) approved the submission of these documents to the Company’s Annual Shareholders' Meeting, to be called in a timely manner.

7.          Closure: there being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Audit Board members present.

(continuance of the meeting of the Board of Directors of Suzano S.A., held on February 12, 2020 at 11:30 a.m.)

São Paulo, SP, 12 February 2020.

David Feffer	Vitor Tumonis
Chairman of the Meeting and of the Board	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice-Chairman	Vice-Chairman

Antonio de Souza Corrêa Meyer	Jorge Feffer
Director	Director

Rodrigo Kede de Freitas Lima	Maria Priscila Rodini Vansetti Machado
Director	Director

Ana Paula Pessoa
Director

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